FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the THIRD QUARTER 2004 - ended September 30, 2004

ALGOMA STEEL INC.
(Registrant's name)

105 West Street
Sault Ste. Marie
Ontario, Canada P6A 7B4
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2004

ALGOMA STEEL INC.
(Registrant)

By:	/s/ "Glen Manchester"

Glen Manchester
Vice President - Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	2004 Third Quarter Report to Shareholders for the period ended September 30, 2004.

99.2	Significant Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP) for the period ended September 30, 2004.

99.3	Form 52-109F2T - Certification of Interim Filings - Chief Executive Officer.

99.4	Form 52-109F2T - Certification of Interim Filings - Chief Financial Officer.